EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

(Unaudited and in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2006	2005	2006	2005
Net income (loss)	$3,876	$295	$775	$5,538

Net income (loss) per share – Basic:
Weighted average common shares – Basic	25,795,758	18,518,964	25,753,471	18,416,004

Net income (loss) per share – Basic	$0.15	$0.02	$0.03	$0.30

Net income (loss) per share – Diluted:
Shares used in this computation:
Weighted average common shares – Basic	25,795,758	18,518,964	25,753,471	18,416,004
Dilutive effect of shares under employee stock plans	167,726	329,068	229,473	393,635
Weighted average restricted shares granted	232,500	—	209,019	—

Weighted average common shares – Diluted	26,195,984	18,848,032	26,191,963	18,809,639

Net income (loss) per share – Diluted	$0.15	$0.02	$0.03	$0.29